May 7, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Abby Adams and Katherine Bagely

Re:	IMAC Holdings, Inc. Application for Withdrawal on Form RW Registration Statement on Form S-4 Registration No. 333-274798

Dear Mses. Adams and Bagely:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), IMAC Holdings, Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-4, Registration No. 333-274798, together with all amendments and exhibits thereto (collectively, the “Registration Statement”), initially filed with the Commission on September 29, 2023, effective as of the date hereof.

The Company requests the withdrawal of the Registration Statement because the Agreement and Plan of Merger, dated as of May 23, 2023 and as amended to date, among the Company, IMAC Merger Sub, Inc. and Theralink Technologies, Inc., and the transactions contemplated thereby, to which the Registration Statement relates have been terminated and the Company no longer plans to consummate the business combination described in the Registration Statement, as reported in the Company’s Current Report on Form 8-K, filed with the Commission on May 7, 2024. Accordingly, the Company will not proceed with the issuance of the securities that were the subject of the Registration Statement. Because the proposed issuance of securities under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) promulgated under the Securities Act. The Company hereby confirms that the Registration Statement has not been declared effective and that no securities have been sold thereunder.

Accordingly, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof and requests that a written order granting the withdrawal of Registration Statement be issued by the Commission as soon as reasonably possible. The Company also requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Sincerely,

/s/ Jeffrey S. Ervin
Jeffrey S. Ervin
Chairman and Chief Executive Officer

cc: Carol Weiss Sherman, Kelley Drye & Warren LLP, CSherman@KelleyDrye.com